# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Health Catalyst, Inc., CIK 0001636422
CUSIP: 42225T107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10897 South River Front Parkway, #300, South Jordan, Utah (UT), 84095
Date of event which requires filing of this statement: 06/12/2026
Filed by CIK 0001532943
Persons authorized to receive notices and communications: Ryan L. Vardeman, 8333 Douglas Ave, Suite 775, Dallas, Texas (TX), 75225, (214) 871-2700; Kellie Bobo, 98 San Jacinto Blvd, Suite 1500, Austin, Texas (TX), 78701, (512) 867-8411

## Reporting persons
- Palogic Value Management, LP (CIK 0001532943): type of reporting person: investment adviser (IA), parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,915,083; sole dispositive power 0; shared dispositive power 4,918,866; aggregate amount beneficially owned 4,918,866 (6.7% of the class)
  Comment: (1) The figures in: (a) Items 8, 10, and 11 include 4,915,083 shares of Common Stock of the Issuer held by Palogic Value Fund, LP, and (b) Items 10 and 11 also include 3,783 shares of Common Stock of the Issuer held by certain separately managed accounts (collectively, the "Managed Accounts").
  
  (2) The figure in Item 13 is based upon 73,894,020 shares of Common Stock of the Issuer, par value $0.001 per share ("Common Stock") of Health Catalyst, Inc. (the "Issuer") outstanding as of May 8, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2026, filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on May 11, 2026.
- Palogic Value Fund, LP (CIK 0001387846): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,915,083; sole dispositive power 0; shared dispositive power 4,915,083; aggregate amount beneficially owned 4,915,083 (6.7% of the class)
  Comment: The figure in Item 13 is based upon 73,894,020 shares of Common Stock of the Issuer outstanding as of May 8, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2026, filed by the Issuer with the SEC on May 11, 2026.
- Palogic Capital Management, LLC (CIK 0001494018): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,915,083; sole dispositive power 0; shared dispositive power 4,918,866; aggregate amount beneficially owned 4,918,866 (6.7% of the class)
  Comment: (1) The figures in: (a) Items 8, 10, and 11 include 4,915,083 shares of Common Stock of the Issuer held by Palogic Value Fund, LP, and (b) Items 10 and 11 include 3,783 shares of Common Stock of the Issuer held by the Managed Accounts.
  
  (2) The figure in Item 13 is based upon 73,894,020 shares of Common Stock of the Issuer outstanding as of May 8, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2026, filed by the Issuer with the SEC on May 11, 2026.
- Ryan L. Vardeman (CIK 0001574629): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 2,601; shared voting power 4,915,083; sole dispositive power 0; shared dispositive power 4,918,866; aggregate amount beneficially owned 4,918,866 (6.7% of the class)
  Comment: (1) The figure in Item 7 includes 2,601 shares of Common Stock of the Issuer held in an IRA of Mr. Vardeman, which account is managed by Palogic Value Management, but for which Palogic Value Management does not exercise voting authority.
  
  (2) The figures in: (a) Items 8, 10, and 11 include 4,915,083 shares of Common Stock of the Issuer held by Palogic Value Fund, LP, and (b) Items 10 and 11 include 3,783 shares of Common Stock of the Issuer held by the Managed Accounts.
  
  (3) The figure in Item 13 is based upon 73,894,020 shares of Common Stock of the Issuer outstanding as of May 8, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2026, filed by the Issuer with the SEC on May 11, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Health Catalyst, Inc.
Address of issuer's principal executive offices: 10897 South River Front Parkway, #300, South Jordan, Utah (UT), 84095

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is jointly filed by and on behalf of each of Palogic Value Management, LP, a Delaware limited partnership ("Palogic Value Management"); Palogic Value Fund, LP, a Delaware limited partnership ("Palogic Value Fund"); Palogic Capital Management, LLC, a Delaware limited liability company ("Palogic Capital Management"); and Ryan L. Vardeman (Palogic Value Management, Palogic Value Fund, Palogic Capital Management and Mr. Vardeman are collectively referred to herein as the "Reporting Persons"). Palogic Value Management is also an investment adviser to certain separately managed accounts of advisory clients (collectively, the "Managed Accounts"). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the "Joint Filing Agreement").

Palogic Value Fund and the Managed Accounts are the record and direct beneficial owner of the securities covered by this Schedule 13D. As the general partner of Palogic Value Fund, Palogic Value Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer owned by Palogic Value Fund. As the investment adviser to each of the Managed Accounts, Palogic Value Management may be deemed to have the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) any shares of Common Stock of the Issuer beneficially owned by each of the Managed Accounts. Palogic Value Management does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer owned by Palogic Value Fund or the Managed Accounts. Palogic Value Fund disclaims beneficial ownership of any shares of Common Stock of the Issuer owned by the Managed Accounts. The Managed Accounts disclaim beneficial ownership of any shares of Common Stock of the Issuer owned by Palogic Value Fund.

As the general partner of Palogic Value Management, Palogic Capital Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Palogic Value Management. Palogic Capital Management does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by Palogic Value Management.

As the sole member of Palogic Capital Management, Mr. Vardeman may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Palogic Capital Management. Except for any shares of Common Stock of the Issuer that are held by Mr. Vardeman directly, Mr. Vardeman disclaims beneficial ownership of any other shares of Common Stock of the Issuer beneficially owned by Palogic Capital Management.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act") or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
Residence or business address: The address of the principal business office of each of the Reporting Persons is, c/o Palogic Value Management, LP, 8333 Douglas Ave, Suite 775, Dallas, Texas 75225, USA.
Present principal occupation or employment: The principal business of Palogic Value Fund is acquiring, holding and selling securities for investment purposes. The principal business of Palogic Value Management is serving as the general partner of, and investment manager to, Palogic Value Fund, and also is the investment manager to, among others, the Managed Accounts. The principal business of Palogic Capital Management is serving as the general partner of Palogic Value Management. The present principal occupation of Mr. Vardeman is serving as the sole member of Palogic Capital Management.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The place of organization of each Reporting Person, other than Mr. Vardeman, is listed in paragraph (a) of this Item 2. Mr. Vardeman is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons expended an aggregate of approximately $11,004,809 (including commissions) to acquire 4,918,866 shares of Common Stock of the Issuer in various open market transactions. The funds used to acquire the shares of Common Stock of the Issuer held by Palogic Value Fund were derived from the general working capital of Palogic Value Fund. The funds used to acquire the shares of Common Stock of the Issuer held by the Managed Accounts were derived from the general working capital or personal funds of the Managed Accounts or their ultimate owners.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 12, 2026, the Reporting Persons' aggregate share ownership crossed the applicable reporting threshold. The Reporting Persons acquired shares of Common Stock of the Issuer in the ordinary course of business for investment purposes.

On June 22, 2026, the Palogic Value Management sent a letter (the "Letter") to the Issuer expressing support for the recent appointment of Ben Albert as Chief Executive Officer and as a member of the Board of Directors of the Issuer, and the Issuer's announced divestiture of VitalWare. The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by the full text of the Letter, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

The Reporting Persons have in the past, and may in the future, engage in discussions with the Issuer's management, board of directors, and/or other shareholders covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, shareholder value, composition of the board of directors, and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, the exercise of convertible securities of the Issuer, or engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock of the Issuer, including swaps and other derivative transactions; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; (j) any action similar to those enumerated above.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or shares of Common Stock of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
(b) Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: Other than as set forth on Annex A hereto, which is incorporated herein by reference, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Except as otherwise described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (filed herewith).

Exhibit 99.2 Annex A - Recent Transactions by the Reporting Persons in the Securities of the Issuer (filed herewith).

Exhibit 99.3 Letter to the Issuer (filed herewith).

## Signatures
- Palogic Value Management, LP: Palogic Capital Management, LLC, General Partner (06/22/2026)
- Palogic Value Management, LP: /s/ Ryan L. Vardeman, Sole Member of the General Partner (06/22/2026)
- Palogic Value Fund, LP: Palogic Value Management, LP, General Partner (06/22/2026)
- Palogic Value Fund, LP: Palogic Capital Management, LLC, General Partner of the General Partner (06/22/2026)
- Palogic Value Fund, LP: /s/ Ryan L. Vardeman, Sole Member of the General Partner of the General Partner (06/22/2026)
- Palogic Capital Management, LLC: /s/ Ryan L. Vardeman, Sole Member (06/22/2026)
- Ryan L. Vardeman: /s/ Ryan L. Vardeman, Ryan L. Vardeman (06/22/2026)